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--------                                      U.S. SECURITIES AND EXCHANGE COMMISSION
 Form 5                                                Washington, D.C. 20549
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/ / Check this box if no longer         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    subject to Section 16.
    Form 4 or Form 5 obli-    Filed pursuant to Section (16(a) of the Securities Exchange Act of 1934,
    gations may continue.        Section 17(a) of the Public Utility Holding Company Act of 1935 or
    See Instructions 1(b).               Section 30(f) of the Investment Company Act of 1940
/ / Form 3 Holdings Reported
/X/ Form 4 Transactions Reported
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1. Name and Address of Reporting Person     2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting
                                                                                                  to Issuer (Check all applicable)
                                                                                                X  Director           10% Owner
Spana Carl                                  AVAX Technologies, Inc. (AVXT)                     ----               ----
-------------------------------------------------------------------------------------------        Officer (give      Other (specify
   (Last)       (First)      (Middle)       3. IRS or Social Security  4. Statement for        ----         title ----       below)
                                               Number of Reporting        Month/Year                        below)
                                               Person (Voluntary)         December/2000
117 Winnebago Road
-------------------------------------------                            --------------------          --------------------------
                (Street)                                               5. If Amendment,
                                                                          Date of Original
                                                                           (Month/Year)

Yonkers, NY 10710
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   (City)       (State)         (Zip)       Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security             2. Trans-  3. Trans-     4. Securities Acquired (A) or  5. Amount of    6. Owner-     7. Nature of
   (Instr. 3)                       action     action        Disposed of (D)                Securities      ship          Indirect
                                    Date       Code          (Instr. 3, 4 and (5)           Beneficially    Form:         Beneficial
                                               (Instr. 8)                                   Owned at        Direct        Ownership
                                   (Month/                                                  End of Month    (D) or        (Instr. 4)
                                    Day/                  ------------------------------    (Instr. 3       Indirect
                                    Year)                    Amount    (A) or    Price      and 4)          (I)
                                                                       (D)                                  (Instr. 4)
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------------------
Form 5 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Trans-     5. Number of             6. Date Exer-
   (Instr. 3)                          sion or      action      action        Derivative               cisable and
                                       Exercise     Date        Code          Securities Ac-           Expiration
                                       Price of    (Month/      (Instr. 8)    quired (A) or            Date
                                       Deriv-       Day/                      Disposed of              (Month/Day/
                                       Security     Year)                     (D)                      Year)
                                                                              (Instr. 3, 4 and 5)

                                                             -------------------------------------  --------------------

                                                             Code      V       (A)        (D)        Date      Expir-
                                                                                                     Exer-     ation
                                                                                                     cisable   Date
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Statutory
Stock Option(1)                     $2.938        12/26/00   J(2)              40,000                3/31/00(3) 12/26/10
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Na-
   lying Securities                    of         of Deriv-      ship           ture of
   (Instr. 3 and 4)                    Deriv-     ative          form of        Indirect
                                       ative      Secur-         Deriv-         Bene-
                                       Secur-     ities          ative          ficial
                                       ity        Bene-          Secur-         Owner-
                                       (Instr.    ficially       ity:           ship
                                       5.)        Owned          Direct         (Instr. 5)
------------------------------------              at End         (D)
                                                  of Month       or In-
                     Amount or                    (Instr. 4)     direct
       Title         Number of                                   (I)
                     Shares                                      (Instr. 5)
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Common
Stock                40,000                       158,179        D
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Explanation of Responses:

(1)  Represents a Right to Purchase.
(2)  Acquired through Authorization of the Board of Directors pursuant to the Directors stock option plan.
(3)  The Option vests in 16 equal installments commencing on March 31, 2000 at a rate of 1/16th per calendar quarter. This Option terminates on December 26, 2010.

                                                                                     /s/ Carl Spana                     4/25/01
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                    -----------------------------------  -----------
                                                                                    **Signature of Reporting Person       Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
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